DAIMLER TRUCKS RETAIL TRUST 2023-1
Investor Report

Collection Period Ended   30-Nov-2023

Amounts in USD

Dates

Collection Period No.	3			
Collection Period (from... to)	1-Nov-2023	30-Nov-2023		
Determination Date	13-Dec-2023			
Record Date	14-Dec-2023			
Distribution Date	15-Dec-2023			
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2023	15-Dec-2023	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2023	15-Dec-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,360,000.00	78,542,610.01	52,937,947.23	25,604,662.78	162.713922	0.336413
Class A-2 Notes	270,000,000.00	270,000,000.00	270,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	270,000,000.00	270,000,000.00	270,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	60,000,000.00	60,000,000.00	60,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**757,360,000.00**	**678,542,610.01**	**652,937,947.23**	**25,604,662.78**		
Overcollateralization	72,621,115.25	72,623,347.58	72,623,347.58			
Adjusted Pool Balance	829,981,115.25	751,165,957.59	725,561,294.81			
Yield Supplement Overcollateralization Amount	31,950,769.53	27,763,739.03	26,431,649.02			
Pool Balance	**861,931,884.78**	**778,929,696.62**	**751,992,943.83**			

	Amount	Percentage
Initial Overcollateralization Amount	72,621,115.25	8.75%
Target Overcollateralization Amount	72,623,347.58	8.75%
Current Overcollateralization Amount	72,623,347.58	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	25,604,662.78	162.713922
Class A-2 Notes	6.030000%	1,356,750.00	5.025000	1,356,750.00	5.025000
Class A-3 Notes	5.900000%	1,327,500.00	4.916667	1,327,500.00	4.916667
Class A-4 Notes	5.930000%	296,500.00	4.941667	296,500.00	4.941667
Total		**2,980,750.00**		**28,585,412.78**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	25,998,100.26	(1) Total Servicing Fee	649,108.08
Interest Collections	3,997,684.38	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	225,082.28	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	93,108.97		
Purchase Amounts	0.00	(3) Interest Distributable Amount	2,980,750.00
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	122,147.38	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**30,436,123.27**	(6) Regular Principal Distributable Amount	25,604,662.78
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**30,436,123.27**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	1,201,602.41
		Total Distribution	**30,436,123.27**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	649,108.08	649,108.08	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,980,750.00	2,980,750.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	1,356,750.00	1,356,750.00	0.00
thereof on Class A-3 Notes	1,327,500.00	1,327,500.00	0.00
thereof on Class A-4 Notes	296,500.00	296,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	2,980,750.00	2,980,750.00	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	25,604,662.78	25,604,662.78	0.00
Aggregate Principal Distributable Amount	25,604,662.78	25,604,662.78	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,074,952.79
Reserve Fund Amount - Beginning Balance	2,074,952.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,493.73
minus Net Investment Earnings	8,493.73
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,074,952.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,493.73
Net Investment Earnings on the Collection Account	113,653.65
Investment Earnings for the Collection Period	122,147.38

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	861,931,884.78	5,077
Pool Balance beginning of Collection Period	778,929,696.62	4,848
Principal Collections	21,716,400.15	
Principal Collections attributable to Full Pay-offs	4,281,700.11	
Principal Purchase Amounts	0.00	
Principal Gross Losses	938,652.53	
Pool Balance end of Collection Period	751,992,943.83	4,712
Pool Factor	87.25%	

	As of Cutoff Date	Current
Weighted Average APR	6.32%	6.37%
Weighted Average Number of Remaining Payments	40.79	38.31
Weighted Average Seasoning (months)	16.18	19.59

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	742,467,764.76	4,635	98.73%
31-60 Days Delinquent	8,621,757.71	62	1.15%
61-90 Days Delinquent	681,915.81	13	0.09%
91-120 Days Delinquent	221,505.55	2	0.03%
Total	751,992,943.83	4,712	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	0.12%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	938,652.53	16	2,440,126.56	36
Principal Net Liquidation Proceeds	222,082.25		701,633.06	
Principal Recoveries	90,195.85		121,477.87	
Principal Net Loss / (Gain)	626,374.43		1,617,015.63	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.982%
Prior Collection Period	0.587%
Second Prior Collection Period	0.434%
Third Prior Collection Period	- %
Four Month Average	0.668%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.188%
Average Net Credit Loss/(Gain)	44,917.10

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.12%	0.07%	0.68%	0.04%	- %	7.02%
2	0.17%	0.11%	0.40%	0.07%	0.03%	6.78%
3	0.28%	0.19%	1.15%	0.09%	0.03%	6.84%